SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2018

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: October 25, 2018
	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President and Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Fourth Quarter and Full Year Fiscal 2018 Results

•	Fourth quarter consolidated revenue improved 7% and operating income before restructuring costs and amortization[1] improved 17% year-over-year due to strong financial results from all business segments

•	Wireless postpaid net additions of 85,000 in the quarter and average revenue per unit (“ARPU”) growth of 9% year-over-year

•

Wireline operating income before restructuring costs and amortization[1] improved 15.7% in the quarter primarily due to continued revenue growth in Business and Internet combined with approximately 9% lower operating costs year-over-year

•

Full year 2018 consolidated operating income before restructuring costs and amortization[1] of $2.09 billion in line with guidance of approximately $2.1 billion and Free Cash Flow of $411 million exceeds guidance of $375 million

Calgary, Alberta (October 25, 2018) – Shaw Communications Inc. announces consolidated financial and operating results for the quarter ended August 31, 2018. Revenue from continuing operations increased by approximately 7% both in the fourth quarter and on a full year fiscal 2018 basis to $1.34 billion and $5.24 billion respectively, compared to the same periods in fiscal 2017. Operating income before restructuring costs and amortization1 of $560 million for the quarter and $2.09 billion for the year increased 16.9% and 4.6% respectively, over the comparable periods in fiscal 2017.

Chief Executive Officer, Brad Shaw said, “Fiscal 2018 was an exciting year for our Wireless business. In a short amount of time, we have created a stronger, high quality network and are delivering an improved customer experience. Our impressive Wireless results in the quarter and throughout 2018 reflect our ongoing Wireless investments (including spectrum deployment), device parity, data-centric Big Gig plans, and a significantly expanded retail distribution network. We are executing against our operating strategy which has enabled us to rationally grow our market share and ARPU, both in the quarter and throughout the year. In the fourth quarter, we added 85,000 postpaid Wireless subscribers bringing our postpaid customer base to over 1 million and total customers of approximately 1.4 million, a 22.3% improvement from the end of fiscal 2017. Fourth quarter ARPU was particularly strong, increasing by 9% year-over-year, fueled by customer demand for larger data plans. Our fiscal 2018 Wireless results are a true testament to Freedom Mobile delivering a differentiated and sustainable value proposition to customers and we have significant momentum as we enter fiscal 2019.”

During the quarter, the Company began distributing Freedom Mobile in approximately 100 locations with Loblaws ‘The Mobile Shop’ and has all of the approximate 140 Walmart locations throughout Ontario, Alberta and British Columbia in operation as of the end of September 2018. In addition, the Company has introduced a new format to its corporate stores which it will continue to roll out and expand into new markets in fiscal 2019. Over recent months the Company also launched Voice over LTE (“VoLTE”) across its network on a wide range of devices and expects that over 800,000 Freedom customers will be able to use VoLTE before the end of 2018.

Mr. Shaw continued, “Wireless network investments remain our top priority and in the fourth quarter we increased spending related to the deployment of our 700 MHz spectrum, which was recently enabled in Calgary, and deployment will continue through fiscal 2019. This spectrum materially improves network coverage and provides customers with enhanced indoor LTE coverage and combined with VoLTE capability, we are closing the gap between our wireless network and the incumbents’.”

In the Wireline segment, revenue growth from Consumer and Business, combined with cost savings primarily related to the Voluntary Departure Program (“VDP”), resulted in strong operating income before restructuring costs and amortization1 growth over the prior year and prior quarter. Consumer subscriber losses reflect the Company’s continued discipline in the quarter, focusing on profitability in a highly competitive market. Consumer Internet revenue generating units (“RGUs”) declined modestly in the quarter, however increased by approximately 16,000 in fiscal 2018 as broadband remains an important growth driver for the Company over the long-term.

“We are pleased with our fiscal 2018 consolidated results, including strong Wireless growth and stable Wireline operations supported by our focus on profitability, realization of VDP savings and disciplined cost control across the organization. The solid execution of our operating plan generated operating income before restructuring costs and amortization of $2,089 million, capital investments of $1,367 million and free cash flow of $411 million. These key metrics are in-line with our fiscal 2018 guidance,” Mr. Shaw said.

Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars except per share amounts)	2018	2017	Change %	2018	2017	Change %
Revenue	1,336	1,244	7.4	5,239	4,882	7.3
Operating income before restructuring costs and amortization(1)	560	479	16.9	2,089	1,997	4.6
Operating margin(1)	41.9%	38.5%	3.4pts	39.9%	40.9%	(1.0pts )
Free cash flow(1)	34	2	>100.0	411	438	(6.2)
Net income from continuing operations	200	149	34.2	66	557	(88.2)
Net income (loss) from discontinued operations, net of tax	—	332	(100.0)	(6)	294	>(100.0)
Net income	200	481	(58.4)	60	851	(92.9)
Basic earnings per share	0.39	0.97		0.10	1.72
Diluted earnings per share	0.39	0.96		0.10	1.71

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures in the accompanying MD&A”.

In the quarter, the Company added approximately 85,000 net Wireless RGUs, which were substantially all postpaid customers, a significant improvement over the 41,000 net additions achieved in the fourth quarter of fiscal 2017. The increase in the customer base reflects continued customer demand for premium smartphones combined with device pricing and packaging options, data centric plans, and the ongoing execution of the wireless growth strategy to improve the network and customer experience.

Consolidated Wireless revenue for the three and twelve month periods improved by 45.3% and 57.2%, respectively, to $250 million and $951 million over the comparable periods in fiscal 2017. In the quarter, service revenue increased 31.5% to $167 million and equipment revenue of $83 million compared to $45 million in the fourth quarter of fiscal 2017. Growth in Wireless revenue is due primarily to continued subscriber growth and ARPU improvement which increased by 9%, to $41.00, compared to the fourth quarter of fiscal 2017.

Fourth quarter Wireless operating income before restructuring costs and amortization of $44 million improved 33.3% year-over-year despite Wireless margin compression due primarily to incremental costs from higher subscriber loading in the period including higher device sales compared to a year ago. For the twelve month period, Wireless operating income before restructuring costs and amortization increased 32.3% to $176 million.

Wireline RGUs declined by approximately 59,200 in the quarter compared to a gain of approximately 25,400 in the fourth quarter of fiscal 2017. The current quarter includes a decline in Consumer RGUs of approximately 71,000 due to an active competitive environment specifically relating to back-to-school offers. The Company remained disciplined with its subscriber acquisition offers resulting in lower gross RGU addition activity in Consumer, partially offset by Business RGU growth of 11,800 compared to 3,600 in the fourth quarter of fiscal 2017.

Fourth quarter Wireline revenue and operating income before restructuring costs and amortization1 of $1,087 million and $516 million increased 1.3% and 15.7%, respectively, year-over-year. Consumer revenue was flat at $942 million compared to the prior year as rate adjustments and continued growth in Internet revenue was offset by declines in Video and Phone subscribers and revenue. Business revenue increased 6.6% year-over-year to $145 million, reflecting continued demand for the SmartSuite of products. Fourth quarter Wireline results also include operating costs savings of approximately $23 million related to the VDP as well as lower marketing expenses.

For the twelve month period Wireline revenue of $4,292 million was comparable to the prior year period and operating income before restructuring costs and amortization of $1,913 million increased 2.6% resulting in a Wireline operating margin of 44.6%, an improvement of 100 basis points over fiscal 2017.

“We are transforming our Wireline business to enable an agile, digital-first company that will continue to meet the needs of our customers. In fiscal 2018, we introduced a significant amount of change and disruption that resulted in a leaner organization and a management team with clear accountabilities, direction and targets as we head into the new fiscal year. We will remain focused on delivering profitable growth and stabilizing our Consumer results by improving on our execution, leading with strong broadband services and optimizing our Video packages,” Mr. Shaw said.

Capital expenditures in the fourth quarter of $434 million increased by $36 million compared to a year ago. Wireline capital spending increased by approximately $12 million primarily due to new housing development and network upgrading. Wireless spending increased by approximately $24 million as the Company began deployment of the 700 MHz spectrum and continued to expand its retail footprint. Fiscal 2018 capital expenditures of $1,367 million increased by $142 million compared to the previous year with the majority of the increased investment aligned with growth objectives in our Wireless business.

Free cash flow1 for the quarter of $34 million compared to $2 million in the prior year. The increase for the quarter was largely due to higher operating income before restructuring costs and amortization partially offset by increased capital expenditures and cash taxes. Free cash flow for fiscal 2018 of $411 million was $27 million lower than the prior year due primarily to higher capital expenditures in fiscal 2018.

Net income for the quarter of $200 million compared to net income of $481 million in the fourth quarter of fiscal 2017. Excluding income from discontinued operations of $332 million in the prior year quarter, mainly related to the gain on the sale of ViaWest, net income was $51 million higher in current quarter driven primarily by an increase in operating income before restructuring costs and amortization.

In the fourth quarter of fiscal 2018, approximately 460 employees exited the Company, bringing the total number of employees who departed under VDP to approximately 1,300 employees. This led to operating cost reductions of approximately $23 million and capital cost reductions of approximately $5 million. The Company delivered its total expected cost reductions for fiscal 2018 of approximately $47 million in capital and operating cost savings. See also “Introduction,” “Other Income and Expense Items,” “Caution Concerning Forward Looking Statements,” and “Risks and Uncertainties” in the accompanying Management’s Discussion and Analysis (“MD&A”) for a discussion of the Total Business Transformation (“TBT”), the VDP and the risks and assumptions associated therewith.

In connection with various other TBT activities, Shaw has incurred an additional restructuring charge of $16 million in the fourth quarter for a total of $446 million in fiscal 2018, primarily related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. The Company still expects that total restructuring costs will not exceed $450 million as the restructuring activities related to TBT initiatives have been substantially completed.

Shaw is introducing its fiscal 2019 guidance, which includes consolidated operating income before restructuring costs and amortization growing 4% to 6% over fiscal 2018; capital investments of approximately $1.2 billion; and free cash flow in excess of $500 million. The Company’s guidance also includes assumptions related to cost reductions that will be achieved through TBT initiatives (specifically the VDP savings) that are expected to amount to $140 million of operating and capital savings in fiscal 2019 (approximately $85 million attributed to operating expenses and approximately $55 million attributed to capital expenditures). See also “Caution Concerning Forward Looking Statements” in the accompanying MD&A.

Shaw’s fiscal 2019 guidance and growth range includes the expected impact of IFRS 15, Revenue from Contracts with Customers, which the Company will adopt on a fully retroactive basis beginning in the first quarter of fiscal 2019. The fiscal 2018 and expected fiscal 2019 adjustments under IFRS 15 do not have a material impact on the aforementioned fiscal 2019 guidance. The Company will provide additional details with respect to the impact of IFRS 15 when the Company files its fiscal 2018 Annual Report and with the release of its first quarter fiscal 2019 results.

Mr. Shaw concluded, “Fiscal 2019 reflects an important milestone with respect to the free cash flow profile of our Company. Since we embarked on our asset transformation back in 2015, we have made significant investments in our networks and overall business to support our growth strategy while maintaining a strong balance sheet and leverage profile. We believe our overall capital intensity will moderate, predominately in our Wireline business, as we continue to make Wireless infrastructure investments that enhance the customer experience and lay the foundation for future growth. Our fiscal 2019 plan includes new technology, tools and automation that enable us to deliver on our digital first service model and to strengthen and grow our Wireless business. We have undergone several years of significant change and have made difficult decisions along the way. However, with these changes in place, we can focus entirely on execution and continue to progress towards our goal of generating long-term, sustainable free cash flow growth.”

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE-Advanced data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and twelve months ended August 31, 2018

October 25, 2018

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated October 25, 2018, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended August 31, 2018 and the 2017 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2017 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. Such statements can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures and partnership arrangements;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	expected number of retail outlets;

Shaw Communications Inc.

•	timing of new product and service launches;

•	expected number of customers using Voice over LTE (“VoLTE”);

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	expected growth in subscribers and the products/services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•

the total restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s Total Business Transformation (“TBT”) initiative) expected to be incurred in connection with the TBT initiative;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that the employee exits will have on Shaw’s business operations;

•	outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic, market and business conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax and exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	short-term incremental costs associated with growth in Wireless handset sales;

•	cost reductions associated with the CRTC finalizing wholesale mobile wireless roaming rates;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	industry structure, conditions and stability;

•	government regulation;

•	the completion of proposed transactions;

•

the TBT initiative being completed in a timely and cost-effective manner and yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost reductions;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company being able to gain access to sufficient retail distribution channels;

Shaw Communications Inc.

•	the Company being able to access the spectrum resources required to execute on its current and long term strategic initiatives; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	changes in general economic, market and business conditions;

•	changing interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	changes in value of the Company’s equity investments, joint ventures and partnership arrangements;

•	the Company’s failure to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s failure to grow subscribers;

•	the failure to realize roaming cost reductions;

•	the Company’s failure to close any transactions;

•	the Company’s failure to have the spectrum resources required to execute on its current and long term strategic initiatives;

•	the Company’s failure to gain sufficient access to retail distribution channels;

•	the Company’s failure to achieve cost efficiencies;

•

the Company’s failure to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) the failure of the TBT to result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the failure to realize the expected cost reductions;

•	the Company’s failure to complete employee exits pursuant to the VDP with minimal impact on operations;

•	technology, privacy, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2017 under the heading “Known events, Trends, Risks, and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook,” the expected annualized savings to be realized from the VDP and the total anticipated TBT restructuring costs for fiscal 2018. Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt and pay

Shaw Communications Inc.

dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization and free cash flow.

Shaw Communications Inc.

Introduction

We have taken purposeful strides to evolve Shaw’s value proposition of providing leading and innovative products and services, driving operational momentum and enhancing our customers’ connectivity experience.

Wireless

Fiscal 2018 was an exciting year for our Wireless business. In a short amount of time, we have created a stronger, high quality network and are delivering an improved customer experience. Our continued strong results are due to the ongoing Wireless investments (including spectrum deployment), device parity, data-centric Big Gig plans, and a significantly expanded retail distribution network. We are executing against our operating strategy which has enabled us to rationally grow our market share and average revenue per unit (“ARPU”), both in the quarter and throughout the year. In the fourth quarter, we added 85,000 postpaid Wireless subscribers bringing our postpaid customer base to over 1 million and total customers to approximately 1.4 million. Fourth quarter ARPU was particularly strong, increasing by 9% year-over-year, fueled by customer demand for larger data plans. Our fiscal 2018 Wireless results are a true testament to Freedom Mobile delivering a differentiated and sustainable value proposition to customers and we have significant momentum as we enter fiscal 2019.

We’re excited about our continued expansion of the Wireless retail distribution network, ensuring that more Canadians have access to the value provided by Freedom Mobile. We’ve recently launched approximately 100 locations with Loblaws ‘The Mobile Shop’ and all of the approximate 140 Walmart locations throughout Ontario, Alberta and British Columbia were distributing Freedom Mobile by the end of September 2018. In addition, the Company has introduced a new format to its corporate stores which it will continue to roll out and expand into new markets in fiscal 2019. These retail growth initiatives will substantially improve the accessibility of our Wireless products and help close our historical retail distribution gap. When combined with our existing corporate and dealer store network, Freedom Mobile expects to have approximately 600 retail locations operational in fiscal 2019.

The Company also launched Voice over LTE (“VoLTE”) across its network on a wide range of devices and expects that approximately 800,000 Freedom customers will be able to use VoLTE before the end of December 2018. The Company has also started deploying small cell technology (low-powered wireless transmitters and receivers with a range of 100 m to 200 m), designed to provide network coverage to smaller areas. As tall high-power macro towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/VoLTE quality, speed, capacity and coverage improvements in these high traffic areas.

In fiscal 2018, the Company successfully upgraded and deployed 2500 MHz in high traffic sites in the Greater Toronto Area (“GTA”), Calgary, Edmonton and Vancouver. This step along with completion of the re-farming of 10 MHz of our existing AWS-1 spectrum to LTE in the second quarter of fiscal 2018 resulted in a large majority of our existing customers migrating from 3G to LTE service using their existing devices. This transition has shifted our data traffic from 92% 3G to currently 80% on our LTE network, which now offers LTE service across three spectrum bands – AWS-1, AWS-3 and 2500 MHz. As a result, service significantly improved for customers that were migrated from our AWS-1 to 2500 MHz LTE spectrum band as well as for our remaining 3G customers.

Shaw Communications Inc.

Wireless network investments remain our top priority and in the fourth quarter we increased spending related to the deployment of our 700 MHz spectrum, which was recently enabled in Calgary, and deployment will continue throughout fiscal 2019. This spectrum materially improves network coverage and provides customers with enhanced indoor LTE coverage, further closing the gap between our wireless network and the incumbents’.

While the distribution and network improvements that we have made, and continue to make, provide significant benefits to customers today, we are also making decisions that reflect our long-term view regarding new technology that is on the horizon. In 2018, the government announced consultations to release certain spectrum bands that will support 5G wireless network deployment. This exciting step provides further visibility into the deployment of 5G where our Wireline and Wireless networks are very well positioned. We are pleased that our initial trials have been a success and, through our partnerships with best-in-class industry leaders, we will work to better understand the strengths and capabilities of 5G while continuing to invest in our network to offer Canadians a new era of strong and sustainable competition for the next generation of wireless technologies.

Since acquiring the Wireless business in the spring of 2016, we have made significant investments and improvements to our network and our service. We are excited by the tremendous growth potential of the Wireless business, and, as shown by our results this year, we are committed to delivering a strong and competitive wireless alternative that will benefit all Canadians.

Wireline

We are transforming our Wireline business to enable an agile, digital-first company that will continue to meet the needs of our customers. In fiscal 2018, we introduced a significant amount of change and disruption that resulted in a leaner organization and a management team with clear accountabilities, direction and targets as we head into the new fiscal year. We will remain focused on delivering profitable growth and stabilizing our Consumer results by improving on our execution, leading with strong broadband services and optimizing our Video offering.

Our focus on driving profitable subscriber growth continued this quarter through disciplined pricing and promotions. Internet revenue continues to grow despite the marginal net revenue generating unit (“RGU”) loss this quarter and our strategy is to compete based on product innovation, service and value. We expect that the strength of our network, products and people will drive results in our Wireline division and our partnership with Comcast provides an exciting roadmap that encompasses broadband in addition to Video. We are deploying the latest DOCSIS 3.1 modem (XB6) which enables faster internet speeds and our BlueSky platform continues to improve and now integrates YouTube seamlessly with live TV, video-on-demand and recorded content.

Continued investment in our extensive hybrid co-axial broadband network enables us to offer WideOpen Internet 150 across 99% of our Western Canadian cable footprint and, introduced this quarter, Internet 300, our fastest internet ever. We believe Canadians should not have limitations on how much they use the Internet – by offering our flagship WideOpen Internet 150 and Internet 300 plans with unlimited data, we are providing customers with peace of mind in knowing they can stream, download and browse without any overage charges for exceeding monthly data limits.

On the shoulders of its SmartSuite of products, Shaw Business continues to grow at a steady pace despite recent years of economic challenges experienced in parts of Western Canada. Highlighted by growth in the small and medium-sized business markets, the Business division continues to consistently increase its customer base, revenue and profitability.

Shaw Communications Inc.

Total Business Transformation

In the second quarter of fiscal 2018, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of consumers and businesses by reducing staff, optimizing the use of resources and maintaining and ultimately improving customer service. Three key elements of the transformation are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services the networks. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

As a first step in the TBT, a VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP packages. The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. labour costs that can be identified or associated with a capital project), related to the VDP, are expected to be approximately $215 million and will be fully realized in fiscal 2020. Shaw expects these cost reductions to be weighted 60% to operating expenses, being approximately $130 million, and 40% to capital expenditures, being approximately $85 million.

In the fourth quarter of fiscal 2018, approximately 460 employees exited the Company, bringing the total number of employee exits relating to VDP in the year to approximately 1,300 employees. This led to operating cost reductions in the quarter of approximately $23 million and capital cost reductions of approximately $5 million. The Company delivered its total expected cost reductions for fiscal 2018 of approximately $47 million in capital and operating cost savings combined.

In connection with various other TBT activities, Shaw has incurred an additional restructuring charge of $16 million in the fourth quarter, for a total of $446 million in fiscal 2018, primarily related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. The Company still expects that total restructuring costs will not exceed $450 million as the restructuring activities related to TBT initiatives have been substantially completed. See also “Introduction,” “Other Income and Expense Items,” “Caution Concerning Forward Looking Statements,” and “Risks and Uncertainties” for a discussion of the TBT, the VDP and the risks and assumptions associated therewith.

Fiscal 2019

The year ahead will reflect an important milestone with respect to the free cash flow profile of our Company. Since we embarked on our asset transformation back in 2015, we have made significant investments in our networks and overall business to support our growth strategy while maintaining a strong balance sheet and leverage profile. We believe our overall capital intensity will moderate, predominately in our Wireline business, as we continue to make Wireless infrastructure investments that enhance the customer experience and lay the foundation for future growth. Our fiscal 2019 plan includes new technology, tools and automation that enable us to deliver on our digital first service model and to strengthen and grow our Wireless business. We have undergone several years of significant change and have made difficult decisions along the way. However, with these changes in place, we can focus entirely on execution and continue to progress towards our goal of generating long-term, sustainable free cash flow growth. See “Outlook” for a discussion of fiscal 2019 financial guidance.

Shaw Communications Inc.

Selected financial and operational highlights

Effective September 1, 2017, and as a result of the restructuring undertaken in fiscal 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as management and costs were becoming increasingly inseparable between the previously reported segments. Fiscal 2017 comparative figures have been restated to reflect this change. There was no change to the Wireless operating segment.

Basis of presentation

On August 1, 2017, the Company sold 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”), previously reported under the Business Infrastructure Services division, to an external party.

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, to an external party. The transaction closed on September 15, 2017.

Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division and the Shaw Tracking business (an operating segment within the Wireline division) are presented as discontinued operations separate from the Company’s continuing operations. The Business Infrastructure Services division was comprised primarily of ViaWest. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars except per share amounts)	2018	2017	Change %	2018	2017	Change %
Operations:
Revenue	1,336	1,244	7.4	5,239	4,882	7.3
Operating income before restructuring costs and amortization(1)	560	479	16.9	2,089	1,997	4.6
Operating margin(1)	41.9%	38.5%	3.4pts	39.9%	40.9%	(1.0pts )
Net income from continuing operations	200	149	34.2	66	557	(88.2)
Income (loss) from discontinued operations, net of tax	—	332	(100.0)	(6)	294	>(100.0)
Net income	200	481	(58.4)	60	851	(92.9)
Per share data:
Basic earnings (loss) per share
Continuing operations	0.39	0.30		0.11	1.12
Discontinued operations	—	0.67		(0.01)	0.60

	0.39	0.97		0.10	1.72

Diluted earnings (loss) per share
Continuing operations	0.39	0.30		0.11	1.11
Discontinued operations	—	0.66		(0.01)	0.60

	0.39	0.96		0.10	1.71

Weighted average participating shares for basic earnings per share outstanding during period (millions)	505	495		502	491
Funds flow from continuing operations(2)	441	382	15.4	1,259	1,530	(17.7)
Free cash flow(1)	34	2	>100.0	411	438	(6.2)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change		Change
			Three months ended		Year ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
Wireline – Consumer
Video – Cable	1,585,232	1,671,277	(33,990)	7,567	(86,045)	218
Video – Satellite	750,403	773,542	(7,399)	(3,283)	(23,139)	(17,032)
Internet	1,876,944	1,861,009	(3,481)	22,045	15,935	73,367
Phone	853,847	925,531	(26,160)	(4,535)	(71,684)	(31,232)

Total Consumer	5,066,426	5,231,359	(71,030)	21,794	(164,933)	25,321

Wireline – Business
Video – Cable	49,606	51,039	(77)	(2,483)	(1,433)	(10,114)
Video – Satellite	34,831	31,535	1,947	544	3,296	541
Internet	172,859	170,644	1,734	(2,065)	2,215	(9,223)
Phone	354,912	327,199	8,195	7,562	27,713	25,871

Total Business	612,208	580,417	11,799	3,558	31,791	7,075

Total Wireline	5,678,634	5,811,776	(59,231)	25,352	(133,142)	32,396

Wireless
Postpaid	1,029,720	764,091	84,882	29,089	265,629	97,063
Prepaid	373,138	383,082	132	11,925	(9,944)	6,822

Total Wireless	1,402,858	1,147,173	85,014	41,014	255,685	103,885

Total Subscribers	7,081,492	6,958,949	25,783	66,366	122,543	136,281

In Wireless, the Company continued to add wireless subscribers, gaining a net combined 85,014 postpaid and prepaid subscribers in the quarter. This represents an increase of more than double the 41,014 net additions achieved in the fourth quarter of fiscal 2017. The increase in the customer base reflects continued customer demand for premium smartphones combined with device pricing and packaging options, data centric plans, and the ongoing execution of the wireless growth strategy to improve the network and customer experience.

Wireline RGUs declined by 59,231 in the quarter compared to a gain of 25,352 RGUs in the fourth quarter of 2017. The current quarter includes a decline in Consumer RGUs of 71,030 due primarily to a highly competitive market environment specifically relating to back-to-school offers. The Company remained disciplined with its subscriber acquisition offers resulting in lower gross RGU addition activity in Consumer, partially offset by Business RGU growth of 11,799.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations”. Highlights of the consolidated fourth quarter financial results are as follows:

Revenue

Revenue for the fourth quarter of fiscal 2018 of $1.34 billion increased $92 million or 7.4% from $1.24 billion for the fourth quarter of fiscal 2017, highlighted by the following:

•

The year-over-year improvement in revenue was primarily due to growth in the Wireless division which contributed an incremental $78 million or 45.3% to consolidated revenue driven primarily by higher postpaid RGUs (approximately 266,000 since August 31, 2017), an increase in average revenue per unit (“ARPU”) and a significantly greater proportion of postpaid subscribers purchasing handsets in fiscal 2018, resulting in a $40 million increase in service revenue and a $38 million increase in equipment revenue compared to the fourth quarter of fiscal 2017.

•

The Business division contributed $9 million or 6.6% growth to consolidated revenue driven primarily by consistent customer growth reflecting the continued strong demand for Shaw’s SmartSuite of products and the impact of annual rate increases.

•

Consumer division revenue for the period increased $5 million or 0.5% compared to the fourth quarter of fiscal 2017 mainly due to higher Internet revenues driven mostly by the addition of approximately 16,000 Internet RGUs since August 31, 2017 and from Video and Internet rate increases during the year, all of which were partially offset by the impact of Video RGU losses and the change in Video customer and package mix.

Compared to the third quarter of fiscal 2018, consolidated revenue for the quarter increased 2.8% or $36 million. The increase in revenue over the prior quarter relates primarily to the impact of rate increases in the quarter in the Consumer division as well as growth in the Wireless division driven by added RGUs and higher ARPU.

Revenue for the twelve-month period of $5.24 billion increased $357 million or 7.3% from $4.88 billion for the comparable period in fiscal 2017.

•

The year-over-year improvement in revenue was primarily due to the Wireless division which contributed an incremental $346 million or 57.2% to consolidated revenue including higher equipment revenues of $233 million and higher service revenues of $113 million driven primarily by added postpaid RGUs, higher ARPU and a large share of new postpaid subscribers purchasing handsets.

•	The Business division contributed $34 million or 6.4% to the consolidated revenue improvements for the twelve-month period driven primarily by customer growth and the impact of annual rate increases.

•	Consumer division revenues decreased $22 million or 0.6% compared to the twelve-month period of fiscal 2017 reflecting the change in customer mix and a decline in Video and phone RGUs.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization for the fourth quarter of fiscal 2018 of $560 million increased by $81 million or 16.9% from $479 million for the fourth quarter of fiscal 2017, highlighted by the following:

•	The year-over-year improvement in the Wireless division of $11 million was mainly due to the impact of a higher ARPU partially offset by a decrease in equipment margins.

•	The year-over-year improvement in the Wireline division of $70 million driven primarily by lower employee-related costs attributed to the VDP and additional cost focus including lower marketing costs.

Operating margin for the fourth quarter of 41.9% was up compared to 38.5% in the fourth quarter of fiscal 2017 due primarily to an increase in the Wireline operating margin of 5.9% driven primarily by VDP cost reductions partially offset by a decrease in the Wireless operating margin of 1.6% as a result of the additional equipment sales in the quarter and the lower resulting upfront margin when loading new subscribers.

Compared to the third quarter of fiscal 2018, operating income before restructuring costs and amortization for the current quarter was up $13 million primarily due to higher Wireline revenues driven by an annual rate adjustment in the quarter, lower corporate costs, and lower employee related costs partially offset by the impact of a $13 million credit for a retroactive domestic roaming rate adjustment received in the Wireless division in the third quarter.

For the twelve-month period, operating income before restructuring costs and amortization of $2.1 billion increased $92 million or 4.6% from $2.0 billion for the comparable period.

•

Wireless operating income before restructuring costs and amortization for the twelve-month period increased $43 million or 32.3% over the comparable period primarily due to the growth in subscribers and ARPU and a $13 million credit for a retroactive domestic roaming rate adjustment received in the year partially offset by lower equipment margins and higher distribution channel costs.

•

Wireline operating income before restructuring costs and amortization for the twelve-month period increased $49 million or 2.6% over the comparable period as a result of VDP cost reductions and lower marketing costs, partially offset by the change in the Video customer and package mix and higher programming costs.

Free cash flow

Free cash flow for the fourth quarter of fiscal 2018 of $34 million increased $32 million from $2 million in the fourth quarter of fiscal 2017, mainly due to an $81 million increase in operating income before restructuring costs and amortization, which was partially offset by a planned increase in capital expenditures and equipment costs of $36 million.

For the twelve-month period, free cash flow of $411 million decreased $27 million or 6.2% from $438 million for the comparable period, mainly due to a planned increase in capital expenditures and equipment costs of $142 million, which was partially offset by a $92 million increase in operating income before restructuring costs and amortization and an $18 million decrease in interest.

Shaw Communications Inc.

Net income (loss)

Net income of $200 million and $60 million for the three and twelve months ended August 31, 2018, respectively compared to net income of $481 million and $851 million for the same periods in fiscal 2017. The changes in net income are outlined in the following table.

	August 31, 2018 net income compared to:
	Three months ended		Year ended
(millions of Canadian dollars)	May 31, 2018	August 31, 2017	August 31, 2017
Increased operating income before restructuring costs and amortization(1)	13	81	92
Increased restructuring costs	(3)	(16)	(392)
Increased amortization	(9)	(10)	(69)
Change in net other costs and revenue(2)	293	4	(160)
Decreased (increased) income taxes	(3)	(8)	38
Decreased income from discontinued operations, net of tax	—	(332)	(300)

	291	(281)	(791)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)

Net other costs and revenue include equity income (loss) of an associate or joint venture, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income.

The change in net other costs and revenue in the fourth quarter had a $293 million favourable impact on net income compared to the third quarter of fiscal 2018 primarily due to the impact of a $284 million impairment from the Company’s investment in Corus Entertainment Inc. recorded in the third quarter of fiscal 2018.

Restructuring costs in the fourth quarter of fiscal 2018 of approximately $16 million related to further organizational restructuring under the TBT initiative and the VDP program offered in the second quarter of fiscal 2018. The costs primarily relate to severance and other employee costs as well as other costs directly associated with the TBT initiative. Total year-to-date restructuring costs for fiscal 2018 relating to this initiative were $446 million. See also “Introduction,” “Other Income and Expense Items,” “Caution Forward Looking Statements,” and “Risk and Uncertainty” in this MD&A for additional discussion of the TBT, the VDP and the risks and assumptions associated therewith.

Outlook

Shaw is introducing its fiscal 2019 guidance, which includes consolidated operating income before restructuring costs and amortization growing 4% to 6% over fiscal 2018; capital investments of approximately $1.2 billion; and free cash flow in excess of $500 million. The Company’s guidance also includes assumptions related to cost reductions that will be achieved through TBT initiatives (specifically the VDP savings) that are expected to amount to $140 million of operating and capital savings in fiscal 2019 (approximately $85 million attributed to operating expenses and approximately $55 million attributed to capital expenditures).

Shaw’s fiscal 2019 guidance and growth range includes the expected impact of IFRS 15, Revenue from Contracts with Customers, which the Company will adopt on a fully retroactive basis beginning in the first quarter of fiscal 2019. The fiscal 2018 and expected fiscal 2019 adjustments under IFRS 15 do not have a material impact on the aforementioned fiscal 2019 guidance. The Company will provide additional details with respect to the impact of IFRS 15 when the Company files its fiscal 2018 Annual Report and with the release of its first quarter fiscal 2019 results.

Shaw Communications Inc.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Operating income from continuing operations	288	232	631	999
Add back (deduct):
Restructuring costs	16	—	446	54
Amortization:
Deferred equipment revenue	(6)	(9)	(30)	(38)
Deferred equipment costs	25	30	110	122
Property, plant and equipment, intangibles and other	237	226	932	860

Operating income before restructuring costs and amortization	560	479	2,089	1,997

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended August 31,				Year ended August 31,
	2018	2017	Change %		2018	2017	Change %
Wireline	47.5%	41.6%	5.9pts		44.6%	43.6%	1.0pts
Wireless	17.6%	19.2%	(1.6pts	)	18.5%	22.0%	(3.5pts	)

Combined Wireline and Wireless	41.9%	38.5%	3.4pts		39.9%	40.9%	(1.0pts	)

Shaw Communications Inc.

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Income (loss) from discontinued operations, net of tax	—	332	(6)	294
Add back (deduct):
Loss on divestiture, net of tax	—	(330)	(6)	(330)
Income taxes	—	2	—	(4)
Interest on long-term debt	—	6	—	32
Amortization of property, plant and equipment, intangibles and other	—	4	—	101
Impairment of goodwill/disposal group	—	14	—	47

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	28	—	140

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization, adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), interest and cash taxes paid or payable that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Revenue
Consumer	942	937	0.5	3,725	3,747	(0.6)
Business	145	136	6.6	567	533	6.4

Wireline	1,087	1,073	1.3	4,292	4,280	0.3
Service	167	127	31.5	595	482	23.4
Equipment	83	45	84.4	356	123	>100.0

Wireless	250	172	45.3	951	605	57.2

	1,337	1,245	7.4	5,243	4,885	7.3
Intersegment eliminations	(1)	(1)	—	(4)	(3)	33.3

	1,336	1,244	7.4	5,239	4,882	7.3

Operating income before restructuring costs and amortization(1)
Wireline	516	446	15.7	1,913	1,864	2.6
Wireless	44	33	33.3	176	133	32.3

	560	479	16.9	2,089	1,997	4.6

Capital expenditures and equipment costs (net):(2)
Wireline	331	319	3.8	1,024	970	5.6
Wireless	103	79	30.4	343	255	34.5

	434	398	9.0	1,367	1,225	11.6

Free cash flow before the following	126	81	55.6	722	772	(6.5)
Less:
Interest	(63)	(66)	(4.5)	(247)	(265)	(6.8)
Cash taxes	(50)	(41)	22.0	(166)	(174)	(4.6)
Other adjustments:
Dividends from equity accounted associates	23	23	—	92	88	4.5
Non-cash share-based compensation	—	1	(100.0)	2	3	(33.3)
Pension adjustment	(1)	—	(100.0)	11	8	37.5
Customer equipment financing	1	2	(50.0)	5	8	(37.5)
Preferred share dividends	(2)	(2)	—	(8)	(8)	—

Free cash flow from continuing operations	34	(2)	>100.0	411	432	(4.9)

Income from discontinued operations before restructuring costs, amortization taxes and other non-operating items	—	28	(100.0)	—	140	(100.0)
Less:
Capital expenditures	—	(17)	(100.0)	—	(99)	(100.0)
Interest	—	(6)	(100.0)	—	(33)	(100.0)
Cash taxes	—	(1)	(100.0)	—	(2)	(100.0)

Free cash flow from discontinued operations	—	4	(100.0)	—	6	(100.0)

Free cash flow	34	2	>100.0	411	438	(6.2)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Consumer	942	937	0.5	3,725	3,747	(0.6)
Business	145	136	6.6	567	533	6.4

Wireline revenue	1,087	1,073	1.3	4,292	4,280	0.3
Operating income before restructuring costs and amortization(1)	516	446	15.7	1,913	1,864	2.6

Operating margin(1)	47.5%	41.6%	5.9pts	44.6%	43.6%	1.0pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

In the fourth quarter of fiscal 2018, Wireline RGUs decreased by 59,231 compared to a 25,352 RGU gain in the fourth quarter of fiscal 2017. The current quarter includes a decline in Consumer RGUs of 71,030 due primarily to a highly competitive market environment specifically relating to back-to-school offers. The Company remained disciplined with its subscriber acquisition offers resulting in lower gross RGU addition activity in Consumer, partially offset by Business RGU growth of 11,799.

Revenue highlights include:

•

Consumer revenue for the fourth quarter of fiscal 2018 increased by $5 million or 0.5% compared to the fourth quarter of fiscal 2017. Higher revenue generated by annual rate adjustments and incremental Internet RGUs were fully offset by the impact of reductions to cable Video and Phone RGUs, as well as customer downward migration in Video packages relative to a year ago.

•	As compared to the third quarter of fiscal 2018, the current quarter revenue increased by $19 million or 2.1%, primarily due to rate adjustments.

•

Business revenue of $145 million for the fourth quarter of fiscal 2018 was up $9 million or 6.6% over the fourth quarter of fiscal 2017. Growth was led by the continued success of selling the SmartSuite of products, specifically Smart WiFi, Smart Voice and Smart Security.

•	As compared to the third quarter of fiscal 2018, the current quarter revenue increased $4 million or 2.8%, primarily due to rate adjustments and added customers.

Operating income before restructuring costs and amortization highlights include:

•

Operating income before restructuring costs and amortization for the fourth quarter of fiscal 2018 of $516 million was up 15.7% or $70 million from $446 million in the fourth quarter of fiscal 2017. The increase related primarily to lower operating costs driven by VDP-related operating cost reductions of approximately $23 million and additional cost focus including lower marketing costs.

•

As compared to the third quarter of fiscal 2018, Wireline operating income before restructuring costs and amortization for the current quarter increased by $31 million driven primarily by cost reductions relating to VDP and the impact of additional revenues generated by annual rate adjustments in the fourth quarter.

Shaw Communications Inc.

Wireless

	Three months ended August 31,				Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %		2018	2017	Change %
Service	167	127	31.5		595	482	23.4
Equipment and other	83	45	84.4		356	123	>100.0

Wireless revenue	250	172	45.3		951	605	57.2
Operating income before restructuring costs and amortization(1)	44	33	33.3		176	133	32.3

Operating margin(1)	17.6%	19.2%	(1.6pts	)	18.5%	22.0%	(3.5pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

The Wireless division added 85,014 RGUs in the fourth quarter of fiscal 2018 as compared to 41,014 RGUs gained in the fourth quarter of fiscal 2017. The increase in the customer base reflects continued customer demand for premium smartphones combined with device pricing and packaging options, data centric plans, and the ongoing execution of the wireless growth strategy to improve the network and customer experience.

Revenue highlights include:

•

Revenue of $250 million for the fourth quarter of fiscal 2018 was up $78 million or 45.3% over the fourth quarter of fiscal 2017. The increase in revenue was driven primarily by year-over-year growth in both equipment and service revenue. Service revenue grew as a result of increased postpaid RGUs, and improved ARPU of $41.00 as compared to $37.62 in the fourth quarter of fiscal 2017.

•	As compared to the third quarter of fiscal 2018, the current quarter revenue increased $13 million or 5.5% and ARPU increased by $1.16 or 2.9% (ARPU of $39.84 in the third quarter of fiscal 2018).

Operating income before restructuring costs and amortization highlights include:

•

Operating income before restructuring costs and amortization of $44 million for the fourth quarter of fiscal 2018 improved by $11 million or 33.3% over the fourth quarter of fiscal 2017. The improvements were driven primarily by increased subscribers and higher ARPU offset partially by higher distribution and handset costs associated with the loading of new customers.

•	As compared to the third quarter of fiscal 2018, operating income before restructuring costs and amortization for the current quarter decreased $18 million or 29.0%.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Wireline
New housing development	36	24	50.0	124	98	26.5
Success-based	64	89	(28.1)	284	308	(7.8)
Upgrades and enhancements	185	157	17.8	493	432	14.1
Replacement	9	12	(25.0)	31	31	—
Building and other	37	37	—	92	101	(8.9)

Total as per Note 4 to the unaudited interim consolidated financial statements	331	319	3.8	1,024	970	5.6

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	103	79	30.4	343	255	34.5

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements	434	398	9.0	1,367	1,225	11.6

In the fourth quarter of fiscal 2018, capital investment was $434 million, a $36 million or 9.0% increase over the comparable period in fiscal 2017, driven by higher planned capital expenditures of $24 million in the Wireless division, $9 million in Wireline growth and upgrades related to residential and business customers and $28 million in Wireline system infrastructure partially offset by lower capital expenditures of $25 million in success-based equipment.

Wireline highlights include:

•

Success-based capital for the quarter of $64 million was $25 million lower than in the fourth quarter of fiscal 2017. The decrease was driven primarily by lower Video and Internet activations in the current quarter.

•

For the quarter, investment in combined upgrades and enhancements and replacement categories was $194 million, a $25 million or 14.8% increase over the prior year driven by higher planned spend on back office enhancements and system infrastructure.

•	Investment in new housing development was $36 million, a $12 million increase over the comparable period, driven by residential and commercial customer network growth and acquisition.

Wireless highlights include:

•

Capital investment of $103 million in the fourth quarter was related primarily to continued investment in network infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as back office system and retail upgrades.

Shaw Communications Inc.

Discontinued operations

Shaw Tracking

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business were classified in the consolidated statement of financial position at August 31, 2017 as current assets held for sale or current liabilities held for sale, respectively, as the sale of these assets and liabilities was expected to be completed within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017.

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Revenue	—	8	1	33

Operating, general and administrative expenses
Employee salaries and benefits	—	2	—	7
Purchases of goods and services	—	4	1	18

	—	6	1	25
Restructuring	—	3	—	3
Amortization	—	(1)	—	(2)
Impairment of goodwill/disposal group	—	—	—	32

Loss from discontinued operations before tax	—	—	—	(25)
Income taxes	—	—	—	2

Loss from discontinued operations, net of tax, before divestiture	—	—	—	(27)

Loss on divestiture, net of tax	—	—	(6)	—

Loss from discontinued operations, net of tax	—	—	(6)	(27)

Shaw Communications Inc.

ViaWest, Inc.

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately US$1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment relating to ViaWest are presented as discontinued operations separate from the Company’s continuing operations. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue	—	61	—	336
Eliminations(1)	—	—	—	(2)

	—	61	—	334

Operating, general and administrative expenses
Employee salaries and benefits	—	13	—	80
Purchases of goods and services	—	22	—	124

	—	35	—	204
Eliminations(1)	—	—	—	(2)

	—	35	—	202
Amortization(2)	—	5	—	103
Interest on long-term debt	—	6	—	32
Amortization of transaction costs	—	11	—	12

Income (loss) from discontinued operations before tax and gain on divestiture	—	4	—	(15)
Income taxes	—	2	—	(6)

Income (loss) from discontinue operations, net of tax, before gain on divestiture	—	2	—	(9)

Gain on Divestiture, net of tax	—	330	—	330

Income from discontinued operations, net of tax	—	332	—	321

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

(2)

As of the date ViaWest met the criteria to be classified as held for sale, on June 12, 2017, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and twelve month periods ended August 31, 2017 amounted to $16.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income (loss) from continuing operations attributable to equity shareholders	Net income (loss) attributable to equity shareholders	Net income (loss)(2)	Basic and Diluted earnings (loss) per share from continuing operations	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2018
Fourth	1,336	560	200	200	200	0.39	0.39
Third	1,300	547	(91)	(91)	(91)	(0.18)	(0.18)
Second	1,355	501	(164)	(164)	(164)	(0.33)	(0.33)
First	1,249	481	120	114	114	0.23	0.22
2017
Fourth	1,244	479	149	481	481	0.30	0.97
Third	1,216	511	164	133	133	0.33	0.27
Second	1,206	503	150	147	147	0.30	0.30
First	1,216	504	93	89	89	0.19	0.18

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests

F18 Q4 vs F18 Q3	In the fourth quarter of fiscal 2018, net income improved by $291 million compared to the third quarter of fiscal 2018 primarily due to an impairment charge of $284 million related to the Company’s investment in Corus recorded in the prior quarter.

F18 Q3 vs F18 Q2	In the third quarter of fiscal 2018, net income increased $73 million compared to the second quarter of fiscal 2018 mainly due to a decrease in current quarter restructuring costs of $404 million and an increase in operating income before restructuring costs and amortization. The increase was partially offset by an impairment charge of $284 million related to the Company’s investment in Corus and higher income taxes.

F18 Q2 vs F18 Q1	In the second quarter of fiscal 2018, net income decreased $278 million compared to the first quarter of fiscal 2018 mainly due to $417 million of restructuring costs recorded during the quarter related to the Company’s TBT initiative and composed primarily of the costs associated with the VDP. See “Other income and expense items” for further details on non-operating items.

F18 Q1 vs F17 Q4	In the first quarter of fiscal 2018, net income decreased $367 million compared to the fourth quarter of fiscal 2017 mainly due to the $330 million gain on divestiture, net of tax, of ViaWest, as well as an $11 million non-operating provision recovery in the prior quarter.

F17 Q4 vs F17 Q3	In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower current quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. Net other costs and revenue changed primarily due to a $14 million decrease in income from an equity accounted associate and an $11 million provision reversal related to the wind down of shomi in the quarter.

Shaw Communications Inc.

F17 Q3 vs F17 Q2	In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to current quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue changed primarily due to a $16 million increase in income from an equity accounted associate and a $15 million provision reversal related to the wind down of shomi in the quarter.

F17 Q2 vs F17 Q1	In the second quarter of fiscal 2017, net income increased $58 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus. Net other costs and revenue changed primarily due to a provision of $107 million recorded in the prior quarter relating to shomi operations partially offset by a $17 million decrease in income from an equity accounted associate in the quarter.

F17 Q1 vs F16 Q4	In the first quarter of fiscal 2017, net income decreased $65 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the current quarter. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by lower income taxes. Net other costs and revenue changed primarily due to a $107 million impairment of the Company’s joint venture investment in shomi and a $27 million increase in income from an equity accounted associate in the quarter.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the three-month period ended August 31, 2018, the category included an additional $16 million in restructuring charges related to the Company’s TBT initiative for a total of $446 million in the twelve-month period ended August 31, 2018. As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees. The costs related to this program make up the majority of the restructuring costs recorded in the year to date; however, in the fourth quarter of fiscal 2018, further organizational changes in the execution of TBT resulted in additional restructuring costs. See “Introduction” for further details on the TBT and the VDP.

Shaw Communications Inc.

Amortization

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Amortization revenue (expense)
Deferred equipment revenue	6	9	(33.3)	30	38	(21.1)
Deferred equipment costs	(25)	(30)	(16.7)	(110)	(122)	(9.8)
Property, plant and equipment, intangibles and other	(237)	(226)	4.9	(932)	(860)	8.4

Amortization of property, plant and equipment, intangibles and other increased 4.9% and 8.4% for the three and twelve months ended August 31, 2018, respectively, over the comparable periods due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and interest expense

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Amortization of financing costs – long-term debt	2	1	100.0	3	2	50
Interest expense	64	66	(3.0)	248	267	(7.1)

Interest expense for the three and twelve-month periods ended August 31, 2018 was lower than the comparable periods due to lower average outstanding debt balances in the current year. (See note 10 of the unaudited interim consolidated financial statements for further detail.)

Equity income of an associate or joint venture

For the three and twelve-month periods ended August 31, 2018 the Company recorded equity income of $13 million and loss of $200 million, respectively, related to its interest in Corus, compared to equity income of $11 million and $73 million for the comparable periods. The decrease substantially reflects a $284 million impairment from the Company’s investment in Corus Entertainment Inc. recorded in the third quarter of fiscal 2018.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. For the twelve-month period ended August 31, 2018, the category includes a $16 million gain on the sale of certain wireless spectrum licenses as well as a $5 million provision recovery. In the comparable year, the category includes a $82 million provision in respect of the Company’s investment in shomi, which discontinued operations in fiscal 2017.

Income taxes

Income taxes are higher in the quarter compared to the fourth quarter of fiscal 2017 mainly due to the increase in net income partially offset by prior year true-ups and other tax adjustments.

Shaw Communications Inc.

Financial position

Total assets were $14.4 billion at August 31, 2018 compared to $14.4 billion at August 31, 2017. The following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2017.

Current assets decreased $92 million due to decreases in cash of $123 million, accounts receivable of $31 million, inventories of $8 million and assets held for sale of $61 million partially offset by an increase in other current assets of $131 million. Cash decreased as the cash outlay for investing activities and financing activities exceeded the funds provided by operations. Accounts receivable decreased primarily due to the receipt of a commodity tax refund relating to the purchase of spectrum licenses in fiscal 2017. Assets held for sale as at August 31, 2017 included the assets of the Shaw Tracking business, which was sold on September 15, 2017.

Other current assets increased over the period mainly due to a significant increase in Wireless subscribers participating in both the Company’s MyTab plan, a discretionary wireless handset discount plan and MyTab Boost, a plan that allows customers to pay less for their handset upfront if they pay a predetermined incremental charge on a monthly basis. The significant growth in handset sales was primarily related to the introduction of the iPhone to the Company’s handset lineup in the second quarter of fiscal 2018.

Investments and other assets decreased by $277 million primarily due to an impairment charge of $284 million partially offset by equity income and other comprehensive income of associates both related to the Company’s investment in Corus. The Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles, and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 million was required. The recoverable amount was determined based on the value in use of the investment.

Property, plant and equipment increased $328 million due to capital investments in excess of amortization.

Current liabilities increased $219 million during the period primarily due to an increase in provisions of $169 million, accounts payable and accrued liabilities of $58 million, short-term borrowings of $40 million and unearned revenue of $10 million partially offset by decreases in income taxes payable of $18 million, and liabilities held for sale of $39 million. The increase in current provisions was mainly due to the restructuring costs related to TBT. In connection with the VDP, the Company recorded $446 million in restructuring charges primarily related to severance and other related costs, of which $172 million has been paid, $164 million is included in current provisions and $110 million is included in long-term provisions. Income taxes payable decreased due to normal course tax installment payments (net of refunds), offset by the current period provision. Accounts payable and accruals increased due to the timing of payment and fluctuations in various payables including capital expenditures and network fees. Liabilities held for sale as at August 31, 2017 included the liabilities of the Shaw Tracking business, which was sold on September 15, 2017.

Long-term debt increased $12 million primarily due to an increase in the Burrard Landing Lot 2 Holdings Partnership mortgage of $10 million. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.

Other long-term liabilities decreased $101 million during the year primarily due to a remeasurement of the Company’s defined benefit plan related to the effect of experience adjustments due to changes in

Shaw Communications Inc.

demographic assumptions. The cost and related accrued benefit obligation of the Company’s non-registered pension plans are determined using actuarial valuations. The actuarial valuations involve estimates and actuarial assumptions including discount rates and rate of compensation increase (financial assumptions) as well as mortality rates and retirement rates (demographic assumptions). Due to the long-term nature of the non-registered pension plans, such estimates are subject to significant uncertainty. Remeasurements related to the effect of experience adjustments arise when the non-registered pension plans’ experience differs from the experience expected using the actuarial assumptions, such as mortality and retirement rates.

Shareholders’ equity decreased $197 million mainly due to a decrease in retained earnings of $545 million partially offset by an increase in share capital of $259 million and accumulated other comprehensive income of $92 million. Share capital increased due to the issuance of 9,843,483 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). Retained earnings decreased due to dividends of $605 million, offset by current year income of $60 million. Accumulated other comprehensive loss decreased due to the re-measurement recorded on employee benefit plans and a change in unrealized fair value of derivatives.

As at October 15, 2018, there were 484,931,716 Class B Non-Voting Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares and 22,420,064 Class A Shares issued and outstanding. As at October 15, 2018, 10,254,691 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the twelve-month period ended August 31, 2018, the Company generated $411 million of free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $43 million, proceeds from the sale of the Shaw Tracking business of $18 million, and cash on hand to pay common share dividends of $384 million, fund the net working capital change of $107 million and pay restructuring costs of $177 million.

As at August 31, 2018, the Company had $384 million of cash on hand and its $1.5 billion fully undrawn bank credit facility. The facility can be used for working capital and general corporate purposes.

On June 19, 2018, the Company established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at August 31, 2018, the proceeds of the sales were committed up to a maximum of $100 million (with $40 million currently drawn under the program). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at August 31, 2018, the net debt leverage ratio for the Company is 1.9x, which is consistent with August 31, 2017. Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities

Shaw Communications Inc.

such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	August 31, 2018		August 31, 2017
Short-term borrowings	40		—
Current portion of long-term debt	1		2
Long-term debt	4,310		4,298
50% of outstanding preferred shares	147		147
Cash	(384)		(507)

(A) Net debt(2)	4,114		3,940

Operating income before restructuring costs and amortization	2,089		1,997
Corus dividends	92		88

(B) Adjusted operating income before restructuring costs and amortization(2)	2,181		2,085

(A/B) Net debt leverage ratio	1.9	x	1.9	x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $52 million and $211 million, during the three and twelve month periods ending August 31, 2018, respectively.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit

Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

As at August 31, 2018, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations, working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

Cash Flow from Operations

Operating Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Funds flow from continuing operations	441	382	15.4	1,259	1,530	(17.7)
Net change in non-cash balances related to operations	(6)	(39)	(84.6)	94	(110)	>(100.0)
Operating activities of discontinued operations	—	13	(100.0)	(2)	82	>(100.0)

	435	356	22.2	1,351	1,502	(10.1)

For the three months ended August 31, 2018, funds flow from operating activities increased over the comparable period in fiscal 2017 primarily due to higher funds flow from continuing operations, which was partially offset by a decrease in net change in non-cash balances related to operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2018	2017	Increase	2018	2017	Increase
Cash flow used in investing activities	(297)	1,089	1,386	(1,174)	49	1,223

For the three months ended August 31, 2018, the cash used in investing activities decreased over the comparable period in fiscal 2017 due primarily to proceeds received on the sale of discontinued operations in the prior year. This was slightly offset by the purchase of spectrum licenses in the fourth quarter of 2017.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Bank loans – net borrowings	40	(475)	49	(475)
Bank facility arrangement costs	—	—	—	(2)
Repay 5.70% Senior unsecured notes	—	—	—	(400)
Senior notes issuance costs	—	—	—	(2)
Freedom Mobile finance lease obligations	—	—	—	(2)
Issuance of 3.80% Senior unsecured notes	—	—	—	300
Dividends	(100)	(100)	(392)	(393)
Issuance of Class B Non-Voting Shares	12	40	43	77
Financing activities of discontinued operations	—	(578)	—	(551)

	(48)	(1,113)	(300)	(1,448)

Capital Resources

There has been no material change in the Company’s capital resources, including commitments for capital expenditures, between August 31, 2017 and August 31, 2018.

Shaw Communications Inc.

Accounting standards

The MD&A included in the Company’s August 31, 2017 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s Management Discussion and Analysis for the year ended August 31, 2017. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

Revenue – timing and classification

The application of this standard will most significantly affect our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue is affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This will result in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months will now be recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue will be allocated to service revenue. The measurement of total revenue recognized over the life of a contract will be largely unaffected by the new standard. We do not expect the application of IFRS 15 to affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

Costs of contract acquisition – timing of recognition

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a

Shaw Communications Inc.

rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company currently expenses such costs as incurred.

Contract assets and liabilities

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

For purposes of applying the new standard on an ongoing basis, we must make judgments in respect of the new standard. We must make judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018 and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. We have made a policy choice to restate each period presented and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented, subject to certain adopted practical expedients.

Impacts of IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2018 comparative amounts to be reported in our fiscal 2019 Consolidated Statements of Income as follows:

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract will be lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer contract.

IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2018 comparative amounts to be reported in our fiscal 2019 Consolidated Statements of Financial Position as follows:

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a

Shaw Communications Inc.

result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

The application of IFRS 15 will not affect our cash flows from operating, investing, or financing activities.

•

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

We have a team engaged to ensuring our compliance with IFRS 16. This team has been responsible for determining information technology requirements, ensuring scoping and data collection is appropriate, and communicating the upcoming changes with various stakeholders. In 2019, we will be implementing a process that will enable us to comply with the requirements of IFRS 16 on a lease-by-lease basis. As a result, we are continuing to assess the effect of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its effect. We expect to disclose the estimated financial effects of the adoption of IFRS 16 in our 2019 consolidated financial statements.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its standard-setting agenda, the Committee noted if an entity considers a particular amount payable or

Shaw Communications Inc.

receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

Related party transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2017 under “Related Party Transactions” and under Note 27 of the Consolidated Financial Statements of the Company for the year ended August 31, 2017. There has been no material change in the Company’s transactions with related parties between August 31, 2017 and August 31, 2018.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between 2017 and August 31, 2018. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2017 and the section entitled “Risk Management” under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2017.

Risks and uncertainties

See our MD&A for the year ended August 31, 2017 under “Known Events, Trends, Risks and Uncertainties” for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results. The following may contribute to those risks and uncertainties. In the second quarter, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the changing tastes and expectations of consumers and businesses by reducing staff, optimizing the use of resources, and maintaining and ultimately improving customer service. Three key elements of TBT are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services our network. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

There is an overall risk that the TBT initiative may not be completed in a timely and cost-effective manner to yield the expected results and benefits or result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet its consumers’ needs and expectations (including the products and services offered to its customers). Specifically, there is a risk that the Company may not be able to: (i) establish and continue to upgrade a digital platform that will effectively engage customers digitally; (ii) successfully adopt a digital platform that will yield the expected results and benefits, including maintaining the quality of customer service, protecting the security of customer information, and coordinating the delivery of product and service offerings; (iii) deploy programs that will result in customers using the self-serve functions and electing to self-install the Company’s products and services; and (iv) consolidate and streamline the functions and processes of the divisions responsible for building and servicing its networks. The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

Shaw Communications Inc.

As a first step in the TBT, the VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package representing approximately 25% of all employees. As part of the program design, the majority of customer-facing employees (i.e., Customer Care, Retail, Sales) were not eligible to participate in the VDP. A large portion of employees who elected to participate in the VDP are in functions that will be addressed through the aforementioned key elements of the TBT and Shaw has control over the timing of employee departures across the Company through an actively managed, orderly transition over the next 12 months. In select functions, the Company determined that some employees will transition over a 24-month period, an extension from the 18-month period initially expected. Approximately 1,300 employees had exited as at the end of fiscal 2018. For a detailed discussion of the restructuring charge, anticipated annual cost reduction, and VDP related cost reductions in fiscal 2018, see “Introduction.”

With approximately 3,300 employees accepting the VDP package, there is a risk that the Company may not be able to: (i) complete the employee exits with minimal impact on business operations within the anticipated timeframes and for the budgeted amounts, (ii) replace or outsource the functions performed by certain key employees that have accepted the VDP package in a manner that aligns with customer expectations which may have a material adverse effect on the Company’s business operations, (iii) continue to operate the business in the normal course, and maintain or improve customer services, (iv) maintain employee morale as a result of the organizational changes, staff and cost reductions; (v) ensure that the staff reductions will reduce costs, and achieve the financial goals, cost competitiveness and profitability required to be attractive to investors. In addition, there can be no assurance that restructuring costs of the VDP will be limited to the budgeted amounts or that the expected annualized cost reductions from the VDP (including reductions in operating and capital expenditures). The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

Other significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the fiscal year ended August 31, 2017 under “Known Events, Trends, Risks and Uncertainties.”

Government Regulations and Regulatory Developments

See our MD&A for the year ended August 31, 2017 for a discussion of the significant regulations that affected our operations as at August 31, 2017. The following is a list of the significant regulatory developments since that date.

In June 2018, pursuant to the commitment in Budget 2017, Innovation, Science and Economic Development Canada (“ISED”) and the Department of Canadian Heritage (“Canadian Heritage”) launched a joint review of the Broadcasting Act (Canada) and the Telecommunications Act (Canada), which will also include a review of the Radiocommunication Act (Canada) (the “Joint Review”). The Joint Review will be conducted by a panel of external experts tasked with studying the legislation and making recommendations to the Ministers of ISED and Canadian Heritage by January 31, 2020. The expert panel will examine issues such as telecommunications and content creation in the digital age, net neutrality and cultural diversity, and how to strengthen the future of Canadian media and Canadian content creation.

Broadcasting Act

Licensing and ownership

For each of its cable, direct-to-home satellite (“DTH”) and Satellite Relay Distribution Undertaking (“SRDU”) services, the Company holds a separate broadcasting license or is exempt from licensing under

Shaw Communications Inc.

the Broadcasting Act. In August 2018, the Commission renewed the Company’s cable licenses for a five-year term from September 1, 2018 to August 31, 2023. On August 31, 2018, the Company submitted renewal applications for its DTH and SRDU licenses which expire on August 31, 2019. The Company also holds separate licenses for each of Shaw’s on-demand programming services: Shaw On Demand, and Shaw Pay-Per-View (“PPV”). On August 31, 2018, the Company submitted renewal applications for Shaw PPV’s terrestrial and DTH PPV licenses which expire on August 31, 2019.

The potential for new or increased fees

Any changes to the Broadcasting Act pursuant to the Joint Review could impact the business practices of the Company, or result in new fees on the Company’s cable, DTH or SRDU services. New fees could also be imposed pursuant to the Canadian Radio-television and Telecommunications Commission (“CRTC”) Regulations, as the Commission indicated that in 2019-2020 it may consider ways to support television news production through increased access to subscription revenue, which could increase costs for the Company’s cable and DTH services.

Telecommunications Act

Any changes to the Telecommunications Act pursuant to the Joint Review could impact the business practices of the Company, and/or result in new fees on the Company, for example, by requiring internet service providers (“ISPs”) to contribute a fixed percentage of revenues to support the creation of Canadian content – a possible policy option presented in the CRTC’s May 2018 report.

Third party Internet Access

Shaw is mandated by the CRTC to provide a wholesale service at regulated rates that allows ISPs to provide Internet services at premises served by Shaw’s wireline network (“Third Party Internet Access” or “TPIA”). In 2015, the CRTC completed a review of the wholesale wireline telecommunications policy framework, including TPIA, and initiated a shift to a new disaggregated wholesale Internet access service. The new disaggregated service will be phased-in over a period of three years and is intended to allow independent ISPs to reduce reliance on the transport facilities currently included as part of the regulated wholesale service.

The CRTC has initiated a process to extend the disaggregated service into Western Canada, including Shaw’s territory. Shaw has filed a proposed network architecture for disaggregated TPIA but has not yet been directed to file disaggregated tariffs or proposed rates for its serving area.

Although the CRTC has initiated a shift to a new disaggregated service, in October 2016, the CRTC approved, pending the completion of its review of aggregated costing studies, interim aggregated rates which were lower than the proposed rates. At the completion of this review, the CRTC may require further adjustment to Shaw’s costing studies, which may result in further reductions in the wholesale rates we charge for aggregated TPIA service.

The CRTC further indicated its intention to review the process for setting rates of regulated wireline and wireless wholesale services, including consideration of alternative costing approaches, the feasibility of using a common economic model by wholesale service carriers to establish wholesale rates and certain costing elements such as cost of capital.

Competition Bureau Study on the State of Competition in the Wireline Broadband Market

In May 2018, the Competition Bureau launched a market study into the state of competition in the wireline broadband sector, with a goal of identifying the steps that regulators or policy makers could take

Shaw Communications Inc.

to enhance competition. Following the filing of submissions and expert reports by Shaw and other stakeholders, in October, the Bureau released an update to the Study as well as an online survey. The Bureau will continue with consultations during the Fall and Winter of 2019 and is targeting June 2019 for publication of its report. The Bureau’s recommendations could influence future government and CRTC policies and regulations, including the CRTC’s framework for wholesale wireline services and the regulations for TPIA.

CRTC Review of Wholesale Roaming Rates and Wi-Fi First

As part of its comprehensive policy framework for wholesale wireless services, the CRTC had established interim wholesale roaming rates pending its review of the costing studies submitted by the incumbent wireless carriers. In March 2018, the CRTC completed its review of rates for the mandated wholesale roaming service and established final rates that were lower than the interim rates set in early 2015.

In Telecom Decision 2017-56 the CRTC had determined that public Wi-Fi did not constitute a mobile wireless home network for the purposes of accessing mandated wholesale wireless roaming rates. In June 2017, the Governor in Council (“GiC”) referred CRTC Telecom Decision 2017-56 back to the CRTC for review. The GiC asked the CRTC to review whether expanding the definition of home network to include public Wi-Fi would have a positive impact on the affordability of retail mobile wireless services and whether the negative impact of such a change on facilities-based investment and competition would outweigh the benefits. In March 2018, the CRTC declined to extend the mandated roaming regime to include Wi-Fi First providers.

The CRTC has indicated that it will review its regulatory framework for mobile wireless services beginning in 2019. As part of this review, the Commission will consider whether additional regulatory measures are necessary to further support the competitiveness of the market, such as mandating mobile virtual network operators (MVNOs) access or developing policies that facilitate the sharing or deployment of wireless facilities. If the CRTC reverses its previous positions, Wi-Fi First, MVNO and other resale providers could gain access to incumbent wireless networks at regulated rates for the purposes of roaming.

Lower-Cost Data Only Plans

In its Wi-Fi First Decision, the CRTC acknowledged the Government’s concerns about wireless affordability at the lower end of the market, particularly for data-only packages, and found that it was unclear whether the market could be relied on to deliver lower-cost data only plans. Accordingly, the CRTC launched a new consultation to investigate the availability and pricing of data-only packages, including whether wireless carriers should be required to offer low-cost data-only packages. As part of this proceeding, the three national wireless incumbent carriers were required to propose an affordable data-only offering for comment. A CRTC decision to mandate the provision of these products at specific rates or other terms may affect our ability to compete in the data-only segment of the market.

Retail Sales Practices

In June 2018, the GiC issued an order to the CRTC, directing it to investigate the retail sales practices used by Canada’s large telecommunications carriers and report back to the GiC by February 2019 with its findings on the prevalence of such practices and how existing consumer protections could be expanded, or new protections developed, to ensure consumers are empowered and treated fairly by their service providers. Shaw was made a party to this proceeding by the CRTC and will participate in the oral public hearing in October. A decision to regulate our retail sales practices could impact our ability to serve our customers and could result in cost increases to the Company.

Shaw Communications Inc.

Radiocommunications Act

Any changes to the Radiocommunications Act pursuant to the Joint Review could impact the business practices of the Company and/or the processes governing its acquisition of new spectrum for purposes of building its wireless networks.

Wireless Spectrum Licenses

The applicable terms and conditions of renewal of our and other carriers’ spectrum licenses after the initial term are determined by ISED through public consultation processes that begin prior to the expiry of those licenses. Following a public consultation in the summer of 2017, in early 2018 ISED issued its policy decision relating to the renewal of AWS-1 and other spectrum licenses auctioned in 2008, including those held by our Wireless division. The decision confirmed that, if Freedom Mobile has met its conditions of license, including any applicable deployment obligations, Freedom Mobile will have a high expectation to be eligible for renewal. We expect to meet the applicable requirements and conditions of license for those spectrum licenses that are material to our plans for the Wireless division. As expected, ISED also imposed more onerous deployment conditions for licenses issued through the renewal process.

Over the past year, ISED conducted several spectrum policy consultations regarding spectrum bands that will be licensed or otherwise made available for future wireless deployments, including 5G. The consultations relate to:

•	the release of millimetre wave spectrum in the 26 GHz, 28 GHz, 37-40 GHz and 64-71 GHz frequency bands;

•	revisions to the 3500 MHz Band to accommodate mobile services;

•	the technical, policy and licensing framework to govern the auction of spectrum licenses in the 600 MHz band for mobile use; and

•

ISED’s Spectrum Outlook, which reviewed the department’s overall approach and planning activities related to the release of spectrum for commercial mobile services, license-exempt applications, satellite services and wireless backhaul services over the years 2018-2022.

In March 2018, ISED released its decision on the policy and licensing framework for the 600 MHz band. In the decision, ISED established a set aside of 30 MHz for eligible entities (of the total 70 MHz of spectrum that will be auctioned off). The auction will commence on March 12, 2019.

In June 2018, ISED released its Spectrum Outlook decision. Citing the importance of mobile services and the future of 5G, ISED stated its intention to release a variety of low, mid and high band spectrum over the next several years. ISED’s highest priority bands for release include 600 MHz, 3500 MHz and the millimetre wave bands for mobile, as well as 32 GHz, 70 GHz, and 80 GHz for backhaul use.

Decisions on the millimetre wave and 3500 MHz consultations are pending. We anticipate that ISED will hold further public consultations on a licensing process regarding the 3500 MHz band for mobile use.

Copyright Act

Canada’s Copyright Act accords the creators and owners of content various rights to authorize or be remunerated for the use of their works and performances, including, in some instances, by broadcast distribution undertakings. In addition, the Copyright Act creates certain exceptions that permit the use of copyrighted works without the authorization or remuneration of rights holders. Parliament initiated a

Shaw Communications Inc.

mandated five-year review of the Copyright Act in December 2017. The Standing Committee on Industry, Science and Technology is conducting the review and will produce a report making recommendations to the Government in 2019. This process could lead to amendments to the Copyright Act that impact the terms and conditions applicable to the use of content, including the potential for increased fees, and the scope of flexibility with respect to the use of content pursuant to exceptions under the Copyright Act.

Personal Information Protection and Electronic Documents Act and Canadian Anti-Spam Legislation

The Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”) provisions requiring mandatory reporting of serious privacy breaches, introduced in 2015, come into effect on November 1, 2018. These provisions require companies to (i) track all breaches of security safeguards that involve personal information under their control, and (ii) report to affected individuals and to the Office of the Privacy Commissioner serious breaches of personal information that create a real risk of significant harm. Any such breach and disclosure by Company could result in fines and significant reputational harm.

New consent Guidelines issued by the Office of the Privacy Commissioner of Canada (“OPC”) will come into effect on January 1, 2019. These Guidelines set out principles for organizations to follow in order to obtain meaningful consent and require that organizations provide more interactive, easy-to-understand privacy disclosures to their users. The Company has established internal practices and policies to facilitate compliance with the new consent Guidelines.

More broadly, the Government initiated a National Digital and Data Consultation in June 2018. This process includes consultations in connection with “Privacy and Trust” and could lead to changes to privacy regulation that increase privacy-related measures with which the Company is required to comply, as well as Company’s exposure to increased penalties and claims in connection with any non-compliance.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	August 31, 2018	August 31, 2017
ASSETS
Current
Cash	384	507
Accounts receivable	255	286
Inventories	101	109
Other current assets [note 5]	286	155
Assets held for sale [note 3]	—	61

	1,026	1,118
Investments and other assets [notes 15 and 16]	660	937
Property, plant and equipment	4,672	4,344
Other long-term assets [note 15]	300	255
Deferred income tax assets	4	4
Intangibles	7,482	7,435
Goodwill	280	280

	14,424	14,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	40	—
Accounts payable and accrued liabilities	971	913
Provisions [note 7]	245	76
Income taxes payable	133	151
Unearned revenue	221	211
Current portion of long-term debt [notes 10 and 15]	1	2
Liabilities held for sale [note 3]	—	39

	1,611	1,392
Long-term debt [notes 10 and 15]	4,310	4,298
Other long-term liabilities [notes 8 and 17]	13	114
Provisions [note 7]	179	67
Deferred credits	460	490
Deferred income tax liabilities	1,894	1,858

	8,467	8,219
Shareholders’ equity [notes 11 and 13]
Common and preferred shareholders	5,956	6,153
Non-controlling interests in subsidiaries	1	1

	5,957	6,154
	14,424	14,373

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue [note 4]	1,336	1,244	5,239	4,882
Operating, general and administrative expenses [note 9]	(776)	(765)	(3,150)	(2,885)
Restructuring costs [notes 7 and 9]	(16)	—	(446)	(54)
Amortization:
Deferred equipment revenue	6	9	30	38
Deferred equipment costs	(25)	(30)	(110)	(122)
Property, plant and equipment, intangibles and other	(237)	(226)	(932)	(860)

Operating income from continuing operations	288	232	631	999
Amortization of financing costs – long-term debt	(2)	(1)	(3)	(2)
Interest expense	(64)	(66)	(248)	(267)
Equity income (loss) of an associate or joint venture [note 16]	13	11	(200)	73
Other gains (losses)	26	26	29	(65)

Income from continuing operations before income taxes	261	202	209	738
Current income tax expense [note 4]	41	33	137	142
Deferred income tax expense	20	20	6	39

Net income from continuing operations	200	149	66	557
Income (loss) from discontinued operations, net of tax [note 3]	—	332	(6)	294

Net income	200	481	60	851

Net income from continuing operations attributable to:
Equity shareholders	200	149	66	557

Income (loss) from discontinued operations attributable to:
Equity shareholders	—	332	(6)	294

Basic earnings (loss) per share [note 12]
Continuing operations	0.39	0.30	0.11	1.12
Discontinued operations	—	0.67	(0.01)	0.60

	0.39	0.97	0.10	1.72

Diluted earnings (loss) per share [note 12]
Continuing operations	0.39	0.30	0.11	1.11
Discontinued operations	—	0.66	(0.01)	0.60

	0.39	0.96	0.10	1.71

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Net income	200	481	60	851
Other comprehensive income (loss) [note 13]
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	(9)	5	(7)
Adjustment for hedged items recognized in the period	—	—	3	(2)
Share of other comprehensive income of associates	3	6	10	13
Discontinued operations:
Exchange differences on translation of a foreign operation	—	(78)	—	(50)
Exchange differences on translation of US denominated debt hedging a foreign operation	—	36	—	24
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	—	(82)		(82)

	4	(127)	18	(104)
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	11	25	74	25

	15	(102)	92	(79)

Comprehensive income	215	379	152	772

Comprehensive income attributable to:
Equity shareholders	215	379	152	772

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Year ended August 31, 2018
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2017	4,090	30	2,164	(131)	6,153	1	6,154
Net income	—	—	60	—	60	—	60
Other comprehensive income	—	—	—	92	92	—	92

Comprehensive income	—	—	60	92	152	—	152
Dividends	—	—	(394)	—	(394)	—	(394)
Dividend reinvestment plan	211	—	(211)	—	—	—	—
Shares issued under stock option plan	48	(6)	—	—	42	—	42
Share-based compensation	—	3	—	—	3	—	3

Balance as at August 31, 2018	4,349	27	1,619	(39)	5,956	1	5,957

Year ended August 31, 2017
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	—	—	851	—	851	—	851
Other comprehensive loss	—	—	—	(79)	(79)	—	(79)

Comprehensive income	—	—	851	(79)	772	—	772
Dividends	—	—	(397)	—	(397)	—	(397)
Dividend reinvestment plan	198	—	(198)	—	—	—	—
Shares issued under stock option plan	93	(15)	—	—	78	—	78
Share-based compensation	—	3	—	—	3	—	3

Balance as at August 31, 2017	4,090	30	2,164	(131)	6,153	1	6,154

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2018	2017	2018	2017
OPERATING ACTIVITIES
Funds flow from continuing operations [note 14]	441	382	1,259	1,530
Net change in non-cash balances related to continuing operations	(6)	(39)	94	(110)
Operating activities of discontinued operations	—	13	(2)	82

	435	356	1,351	1,502

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(294)	(263)	(1,127)	(999)
Additions to equipment costs (net) [note 4]	(12)	(15)	(49)	(73)
Additions to other intangibles [note 4]	(46)	(39)	(131)	(111)
Net additions (reductions) to inventories	22	(19)	8	(48)
Proceeds on sale of discontinued operations, net of cash sold [note 3]	—	1,905	18	1,905
Proceeds on spectrum licenses	35	—	35	—
Purchase of spectrum licenses	(25)	(430)	(25)	(430)
Net additions to investments and other assets	23	(42)	88	(92)
Distributions received and proceeds from sale of investments	—	6	—	6
Proceeds on disposal of property, plant and equipment	—	—	9	—
Investing activities of discontinued operations	—	(14)	—	(109)

	(297)	1,089	(1,174)	49

FINANCING ACTIVITIES
Increase in short-term borrowings [note 6]	40	—	40	—
Increase in long-term debt	—	933	10	1,233
Debt repayments [note 10]	—	(1,408)	(1)	(1,810)
Bank facility arrangement costs	—	—	—	(4)
Issue of Class B Non-Voting Shares [note 11]	12	40	43	77
Dividends paid on Class A Shares and Class B Non-Voting Shares	(98)	(98)	(384)	(385)
Dividends paid on Preferred Shares	(2)	(2)	(8)	(8)
Financing activities of discontinued operations	—	(578)	—	(551)

	(48)	(1,113)	(300)	(1,448)

Effect of currency translation on cash balances	—	—	—	(1)

Increase (decrease) in cash	90	332	(123)	102
Cash, beginning of the period	294	175	507	405

Cash of continuing operations, end of the period	384	507	384	507

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange (“NYSE”) (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE—SJR, and TSXV—SJR.A).

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and twelve months ended August 31, 2018 were authorized for issue by the Board of Directors on October 24, 2018.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2017 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2017.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

performance obligation. IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

Revenue – timing and classification

The application of this standard will most significantly affect our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue is affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This will result in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months will now be recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue will be allocated to service revenue. The measurement of total revenue recognized over the life of a contract will be largely unaffected by the new standard. We do not expect the application of IFRS 15 to affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

Costs of contract acquisition – timing of recognition

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company currently expenses such costs as incurred.

Contract assets and liabilities

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

For purposes of applying the new standard on an ongoing basis, we must make judgments in respect of the new standard. We must make judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018 and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. We have made a policy choice to restate each period presented and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented, subject to certain adopted practical expedients.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Impacts of IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2018 comparative amounts to be reported in our fiscal 2019 Consolidated Statements of Income as follows:

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract will be lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer contract.

IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2018 comparative amounts to be reported in our fiscal 2019 Consolidated Statements of Financial Position as follows:

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

The application of IFRS 15 will not affect our cash flows from operating, investing, or financing activities.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

We have a team engaged to ensuring our compliance with IFRS 16. This team has been responsible for determining information technology requirements, ensuring scoping and data collection is appropriate, and communicating the upcoming changes with various stakeholders. In 2019, we will be implementing a process that will enable us to comply with the requirements of IFRS 16 on a lease-by-lease basis. As a result, we are continuing to assess the effect of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its effect. We expect to disclose the estimated financial effects of the adoption of IFRS 16 in our 2019 consolidated financial statements.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed interim consolidated financial statements and the notes to the condensed interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its standard-setting agenda, the Committee noted if an entity considers a particular amount payable or receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

3. DISCONTINUED OPERATIONS

Shaw Tracking

In the third quarter of fiscal 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, for proceeds of approximately USD $20, net of working capital adjustments. Accordingly, the operating results and operating cash flows of the Tracking business are presented as discontinued operations separate from the Company’s continuing operations.

The transaction closed on September 15, 2017 and the Company recognized a loss on the divestiture within income from discontinued operations as follows:

August 31, 2018
Proceeds on disposal, net of transaction costs of $nil	18
Net assets disposed	(22)

(4)
Income taxes	2

Loss on divestiture, net of tax	(6)

The assets and liabilities disposed of were as follows:
$
Accounts receivable	6
Inventories	5
Other current assets	1
Other long-term assets	25
Goodwill	24

61

Accounts payable and accrued liabilities	8
Deferred credits	33
Deferred income tax liabilities	(2)

22

A reconciliation of the major classes of line items related to Shaw Tracking constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Revenue	—	8	1	33

Operating, general and administrative expenses
Employee salaries and benefits	—	2	—	7
Purchases of goods and services	—	4	1	18

	—	6	1	25
Restructuring	—	3	—	3
Amortization	—	(1)	—	(2)
Impairment of goodwill/disposal group	—	—	—	32

Loss from discontinued operations before tax	—	—	—	(25)
Income taxes	—	—	—	2

Loss from discontinued operations, net of tax, before divestiture	—	—	—	(27)

Loss on divestiture, net of tax	—	—	(6)	—

Loss from discontinued operations, net of tax	—	—	(6)	(27)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

ViaWest

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Business Infrastructure Services division of the Company as a discontinued operation.

A reconciliation of the major classes of line items related to ViaWest constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue	—	61	—	336
Eliminations(1)	—	—	—	(2)

	—	61	—	334

Operating, general and administrative expenses
Employee salaries and benefits	—	13	—	80
Purchases of goods and services	—	22	—	124

	—	35	—	204
Eliminations(1)	—	—	—	(2)

	—	35	—	202
Amortization(2)	—	5	—	103
Interest on long-term debt	—	6	—	32
Amortization of transaction costs	—	11	—	12

Income (loss) from discontinued operations before tax and gain on divestiture	—	4	—	(15)
Income taxes	—	2	—	(6)

Income (loss) from discontinue operations, net of tax, before gain on divestiture	—	2	—	(9)

Gain on Divestiture, net of tax	—	330	—	330

Income from discontinued operations, net of tax	—	332	—	321

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

(2)

As of the date ViaWest met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and twelve month periods ended August 31, 2017 amounted to $16.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise of Wireline and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. As a result of the restructuring undertaken in 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as costs were becoming increasingly inseparable between these segments. There was no change to the Wireless operating segment.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

The previously reported Business Infrastructure Services segment was comprised primarily of the ViaWest operations and as a result, the majority of this segment is now reported in discontinued operations. The remaining operations and their results are now included within the Wireline segment.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Revenue
Wireline	1,087	1,073	4,292	4,280
Wireless
Service	167	127	595	482
Equipment and other	83	45	356	123

	250	172	951	605

	1,337	1,245	5,243	4,885
Intersegment eliminations	(1)	(1)	(4)	(3)

	1,336	1,244	5,239	4,882

Operating income before restructuring costs and amortization
Wireline	516	446	1,913	1,864
Wireless	44	33	176	133

	560	479	2,089	1,997
Restructuring costs	(16)	—	(446)	(54)
Amortization	(256)	(247)	(1,012)	(944)

Operating income	288	232	631	999

Current taxes
Operating	50	41	166	174
Other/non-operating	(9)	(8)	(29)	(32)

	41	33	137	142

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Capital expenditures accrual basis
Wireline	318	302	970	890
Wireless	103	79	343	255

	421	381	1,313	1,145

Equipment costs (net of revenue)
Wireline	13	17	54	80

Capital expenditures and equipment costs (net)
Wireline	331	319	1,024	970
Wireless	103	79	343	255

	434	398	1,367	1,225

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	294	263	1,127	999
Additions to equipment costs (net)	12	15	49	73
Additions to other intangibles	46	39	131	111

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	352	317	1,307	1,183
Increase/decrease in working capital and other liabilities related to capital expenditures	81	79	65	35
Decrease in customer equipment financing receivables	1	2	4	7
Less: Proceeds on disposal of property, plant and equipment	—	—	(9)	—

Total capital expenditures and equipment costs (net) reported by segments	434	398	1,367	1,225

5. OTHER CURRENT ASSETS

	August 31, 2018	August 31, 2017
	$	$
Prepaid expenses	103	99
Wireless handset receivables(1)	183	56

	286	155

(1)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2017, these amounts relate to the current portion of wireless handset discounts receivable.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

6. SHORT-TERM BORROWINGS

On June 19, 2018 the Company established an accounts receivable securitization program with a Canadian financial institution which will allow it to sell certain trade receivables into the program up to a maximum of $100. The Company will continue to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables will remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received will be recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of the Company’s other assets. Sale proceeds in respect of the new securitization program of approximately $40 were received on June 19, 2018. The term of this revolving-period agreement ends on June 19, 2019.

A summary of our accounts receivable securitization program is as follows:

	August 31, 2018	August 31, 2017
	$	$
Trade accounts receivable sold to buyer as security	429	—
Short-term borrowings from buyer	(40)	—

Over-collateralization	389	—

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Accounts receivable securitization program, beginning of period	—	—	—	—
Proceeds received from accounts receivable securitization	40	—	40	—
Repayment of accounts receivable securitization	—	—	—	—

Accounts receivable securitization program, end of period	40	—	40	—

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

7. PROVISIONS

	Asset retirement obligations	Restructuring (1)(2)		Other	Total
	$	$		$	$
Balance as at September 1, 2017	60	7	(1)	76	143
Additions	6	446	(2)	25	477
Accretion	1	—		—	1
Reversal	—	—		(13)	(13)
Payments	—	(177)		(7)	(184)

Balance as at August 31, 2018	67	276		81	424

Current	—	7		69	76
Long-term	60	—		7	67

Balance as at September 1, 2017	60	7		76	143

Current	—	166		79	245
Long-term	67	110		2	179

Balance as at August 31, 2018	67	276		81	424

(1)

During fiscal 2017, the Company restructured certain operations within the Wireline segment and announced a realignment to integrate certain Consumer/Business operations and Freedom Mobile. A total of $5 has been paid in fiscal 2018. The majority of the remaining costs are expected to be paid within the next six months.

(2)

During the second quarter of fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees and in the third and fourth quarters made additional changes to its organizational structure as part of a total business transformation initiative. In connection with the restructuring, the Company recorded $446 primarily related to severance and employee related costs in respect of the approximate 3,300 affected employees. A total of $172 has been paid in fiscal 2018. The remaining costs are expected to be paid out within the next 29 months.

8. OTHER LONG-TERM LIABILITIES

	August 31, 2018	August 31, 2017
	$	$
Pension liabilities [note 17]	10	99
Post retirement liabilities	3	5
Other	—	10

	13	114

9. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Employee salaries and benefits(1)	184	202	1,176	859
Purchase of goods and services	608	563	2,420	2,080

	792	765	3,596	2,939

(1)	For the three and twelve months ended August 31, 2018, employee salaries and benefits include $15 (2017—$nil) and $423 (2017—$54) in restructuring costs, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

10. LONG-TERM DEBT

		August 31, 2018			August 31, 2017
	Effective interest rates	Long-term debt at amortized cost (1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost (1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes
5.65% due October 1, 2019	5.69	1,248	2	1,250	1,247	3	1,250
5.50% due December 7, 2020	5.55	499	1	500	498	2	500
3.15% due February 19, 2021	3.17	299	1	300	298	2	300
4.35% due January 31, 2024	4.35	498	2	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
6.75% due November 9, 2039	6.89	1,419	31	1,450	1,419	31	1,450

		4,261	39	4,300	4,258	42	4,300
Other
Freedom Mobile – other	Various	—	—	—	2	—	2
Burrard Landing Lot 2 Holdings Partnership(1)	Various	50	—	50	40	—	40

Total consolidated debt		4,311	39	4,350	4,300	42	4,342
Less current portion(2)		1	—	1	2	—	2

		4,310	39	4,349	4,298	42	4,340

(1)

In February 2018, the Partnership refinanced its debt. The Partnership received an additional mortgage loan of $30 and used the proceeds to loan excess funds to each of its partners, of which the Company received $10. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.

(2)	Current portion of long-term debt includes amounts due within one year in respect of Freedom Mobile’s finance lease obligations and the Burrard Landing loans.

11. SHARE CAPITAL

Changes in share capital during the year ended August 31, 2018 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2017	22,420,064	2	474,350,861	3,795	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	1,854,594	48	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	7,988,889	211	—	—	—	—

August 31, 2018	22,420,064	2	484,194,344	4,054	10,012,393	245	1,987,607	48

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

12. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Numerator for basic and diluted earnings per share ($)
Net income (loss) from continuing operations	200	149	66	557
Deduct: dividends on Preferred Shares	(2)	(2)	(8)	(8)

Net income (loss) attributable to common shareholders from continuing operations	198	147	58	549
Net income (loss) from discontinued operations	—	332	(6)	294

Net loss from discontinued operations attributable to common shareholders	—	332	(6)	294

Net income (loss) attributable to common shareholders	198	479	52	843

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	505	495	502	491
Effect of dilutive securities (1)	1	1	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	506	496	503	492

Basic earnings (loss) per share ($)
Continuing operations	0.39	0.30	0.11	1.12
Discontinued operations	—	0.67	(0.01)	0.60

Attributable to common shareholders	0.39	0.97	0.10	1.72

Diluted earnings (loss) per share ($)
Continuing operations	0.39	0.30	0.11	1.11
Discontinued operations	—	0.66	(0.01)	0.60

Attributable to common shareholders	0.39	0.96	0.10	1.71

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and twelve months ended August 31, 2018, 5,798,864 (2017 – 1,338,170) and 5,907,682 (2017 – 2,138,047) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

13. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2018 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	7	(2)	5
Adjustment for hedged items recognized in the period	4	(1)	3
Share of other comprehensive income of associates	10	—	10

	21	(3)	18
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	101	(27)	74

	122	(30)	92

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2018 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	—	—
Share of other comprehensive income of associates	3	—	3

	4	—	4
Items that will not be subsequently be reclassified to income			—
Remeasurements on employee benefit plans:			—
Continuing operations	15	(4)	11

	19	(4)	15

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2017 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(9)	2	(7)
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	13	—	13
Discontinued operations:
Exchange differences on translation of a foreign operation	(50)	—	(50)
Exchange differences on translation of US denominated debt hedging a foreign operation	24	—	24
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	(82)	—	(82)

	(107)	3	(104)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	34	(9)	25

	(73)	(6)	(79)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive loss and the related income tax effects for the three months ended August 31, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(12)	3	(9)
Adjustment for hedged items recognized in the period	—	—	—
Share of other comprehensive income of associates	6	—	6
Discontinued operations:
Exchange differences on translation of a foreign operation	(78)	—	(78)
Exchange differences on translation of US denominated debt hedging a foreign operation	36	—	36
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	(82)	—	(82)

	(130)	3	(127)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	34	(9)	25

	(96)	(6)	(102)

Accumulated other comprehensive loss is comprised of the following:

	August 31, 2018	August 31, 2017
	$	$
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	—	(8)
Share of other comprehensive income of associates	18	8
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(57)	(131)

	(39)	(131)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

14. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Net income (loss) from continuing operations	200	149	66	557
Adjustments to reconcile net income (loss) to fundsflow from operations:
Amortization	258	248	1,015	946
Deferred income tax expense	20	20	6	39
Share-based compensation	1	1	3	3
Defined benefit pension plans	(1)	—	11	8
Accretion of long-term liabilities and provisions	(3)	—	(5)	(1)
Equity (income) loss of an associate or joint venture	(13)	(11)	200	(73)
Provision for investment loss	—	(10)	—	82
Other	(21)	(15)	(37)	(31)

Funds flow from continuing operations	441	382	1,259	1,530

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Interest paid	29	47	239	271
Income taxes paid (net of refunds)	19	16	155	220
Interest received	1	1	4	3

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	52	58	211	198

15. FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	August 31, 2018		August 31, 2017
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Liabilities
Long-term debt (including current portion)(1)	4,311	4,788	4,300	4,901

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

16. INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until September 1, 2017. For the three and twelve months ended August 31, 2018, the Company received dividends of $23 (2017—$23) and $92 (2017—$88) from Corus, of which $nil (2017—$21) and $nil (2017—$81) were reinvested in additional Corus Class B shares, respectively. At August 31, 2018, the Company owned 80,630,383 (2017 – 80,630,383) Corus Class B shares having a market value of $298 (2017—$1,109) and representing 38% (2017 – 39%) of Corus’ total issued equity of Class A and Class B shares. The Company’s weighted average ownership of Corus for the three months ended August 31, 2018 was 38% (2017 – 39%). As of September 1, 2017, the Company’s Corus B Consideration Shares no longer participate in Corus’ dividend reinvestment plan.

	August 31, 2018	August 31, 2017
Current assets	508	525
Non-current assets	4,375	5,543
Current liabilities	(523)	(604)
Non-current liabilities	(2,683)	(2,864)

Net assets	1,677	2,600
Less: non-controlling interests	(154)	(159)

	1,523	2,441

Carrying amount of the investment less accumulated impairment losses	615	897

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Summary financial information for Corus and reconciliation with the carrying amount of the investment in the unaudited interim condensed consolidated balance sheets is as follows:

Summarized statement of earnings of Corus:

	Three months ended August 31,		Year ended August 31,
	2018	2017	2018	2017
Revenue	379	381	1,647	1,679
Net income (loss) attributable to:
Shareholders	34	29	(784)	192
Non-controlling interest	6	7	26	32

	40	36	(758)	224
Other comprehensive income (loss), attributable to shareholders	7	14	25	33

Comprehensive income (loss)	47	50	(733)	257

Equity income from associates, excluding goodwill impairment	13	11	84	73
Impairment of investment in associate(1)	—	—	(284)	—

Equity income from associates(2)	13	11	(200)	73
Other comprehensive income (loss) from equity accounted associates(2)	3	6	10	13

	16	17	(190)	86

(1)

The Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles, and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 was required. The recoverable amount was determined based on the value in use of the investment.

(2)

The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the three and twelve months periods ended August 31, 2018 and 2017, excluding the impact of any impairment charges against their goodwill and broadcast license intangibles which are evaluated separately as noted above.

17. EMPLOYEE BENEFIT PLANS

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	August 31, 2018 $	August 31, 2017 $
Non-registered plans
Accrued benefit obligation	446	532
Fair value of plan assets	436	433

Accrued benefit liabilities and deficit	10	99

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i)

Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficit. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To minimize some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii)

Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long-time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. Employees are not required to contribute to this plan.

The Company provides an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	Total $
Accrued benefit obligation, as at September 1, 2017	518	14	532
Current service cost	6	8	14
Interest cost	17	1	18
Payment of benefits to employees	(18)	(7)	(25)
Transfer from DC Plan	—	3	3
Remeasurements:
Effect of changes in demographic assumptions	(5)		(5)
Effect of experience adjustments(1)	(89)	(2)	(91)

Accrued benefit obligation, as at August 31, 2018	429	17	446

Fair value of plan assets, as at September 1, 2017	420	13	433
Employer contributions	—	5	5
Interest income	15	1	16
Transfer from DC Plan	—	3	3
Payment of benefits to employees	(18)	(7)	(25)
Return on plan assets, excluding interest income	4	—	4

Fair value of plan assets, as at August 31, 2018	421	15	436

Accrued benefit liability and plan deficit, as at August 31, 2018	8	2	10

(1)

In the second quarter of the fiscal year, a remeasurement related to the effect of experience adjustments of $85 was recognized to reflect the decrease in the accrued benefit obligation due to demographic experience in the quarter.

The cost and related accrued benefit obligation of the Company’s non-registered pension plans are determined using actuarial valuations. The actuarial valuations involve estimates and actuarial assumptions including discount rates and rate of compensation increase (financial assumptions) as well as mortality rates and retirement rates (demographic assumptions). Due to the long-term nature of the non-registered pension plans, such estimates are subject to significant uncertainty. Remeasurements related to the effect of experience adjustments arise when the non-registered pension plans’ experience differs from the experience expected using the actuarial assumptions.